Exhibit 99.1

VITRU
LIMITED
Announces

Second

Quarter 2021
Financial
Results

Florianopolis, Brazil, August 25, 2021 – Vitru Limited, or Vitru (Nasdaq: VTRU), the leading pure digital education group in the post-secondary digital education market in Brazil, today reported financial and operating results for the three-month and six-month period ended June 30, 2021 (second quarter 2021 or 2Q21 and first half 2021 or 1H21). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS). Vitru operates its hubs under the UNIASSELVI brand with almost 364 thousand students in digital education undergraduate and graduate courses, more than 3.3 thousand tutors, and 795 hubs distributed throughout Brazil.

Vitru announces the Definitive Agreement for Business Combination with Unicesumar to accelerate its sustainable organic growth

To our shareholders

Since our IPO, we have selectively pursued dozens of M&A opportunities, looking at the strategic rationale and the value-creation potential of each of them. From the beginning, it was clear to us that we did not want to grow for the sake of growing, but instead we sought companies that shared our values and beliefs in the power of high-quality education in the lives of our students.  We believe we have found this partner in Unicesumar. This agreement is a transformational deal for us, consolidating Vitru (through Uniasselvi and now Unicesumar) as what we believe to be a leading and fast-growing digital education player in Brazil. It also allows us to start offering medical education, which we believe is a resilient and highly profitable segment.  We are very grateful and honored by the trust placed in us by the founding families that created Unicesumar 30 years ago and are committed to carry on their legacy and maintain its culture going forward. The definitive agreement is subject to customary conditions precedents, including approval by the Brazilian antitrust authorities.

Regarding Uniasselvi, first semester results reaffirmed our sustainable growth and value creation throughout key academic, operational, and quality indicators. As of June 30, 2021, Vitru reached 370.8 thousand students enrolled in the courses provided, of which 98.1% of them enrolled in digital education. The virtuous evolution of the student’s base is driven by another strong intake process, which grew 32% in the first semester of 2021 when compared to the first semester of 2020.

We also kept our capability to quickly expand our geographical presence all over Brazil. We reached a total of 795 hubs in June 2021, 187 of which were opened in the last 12 months. It is important to highlight that most of them are still in maturation, which we believe demonstrates our ability to keep growing. It also demonstrates our commitment to fulfill our mission: to democratize access to education in Brazil, so more and more students can benefit from our disruptive hybrid student-centric model that combines high quality with an affordable price.

We are very proud of another achievement related to academic development. Uniasselvi, our higher education institution and commercial brand in Brazil, received the highest grade—concept 5 out of 5—for the potential offering of up to 22,200 annual seats of digital undergraduate course in law. We are optimistically waiting for our final authorization from MEC, which will represent a significant opportunity to expand the digital education addressable market in Brazil, as nowadays this course is only offered through the traditional on-campus model, and represents 18% of the on-campus private students base in Brazil (744 thousand students).

In addition, we are proud to have received authorization to offer a digital undergraduate course in nursing, after the Brazilian Secretariat for Regulation and Supervision of Higher Education (Secretaria de Regulação

2Q21 Results	2

e Supervisão do Ensino Superior) issued Ordinance number 802 on August 5, 2021, related to the completion of the legal and regulatory procedures of MEC.

Our recently launched Flex Courses concept was consolidated during this quarter. Flex Courses are based on a model to offer our class- and tutor-centric academic approach in synchronous, virtual meetings to students who would not be served by our traditional hybrid model, and was designed for small cities and/or courses with low demand in a given city. As of June 30, 2021, 130 undergraduate courses are available in this modality.

Finally, Uniasselvi has launched a program of Diversity and Inclusion called SOMA UNIASSELVI, which promotes activities around issues such as freedom, expression and equality, stigmatization of individuals and social groups, among others. As an example of our belief in the transforming power through sports and education, Uniasselvi became a new official sponsor of the Brazilian women’s national soccer competition, Brasileirão Feminino A1 2021.

As we look forward, we will remain focused on improving operational and financial metrics, as well as on preparing the smooth integration with Unicesumar, which we can only execute once we receive the authorization of the Brazilian antitrust authorities. At the same time, we are more confident than ever about the positive perspectives for the digital education segment, given that the changes in consumption and studying habits—brought by the COVID-19 pandemic—are happening faster than expected. We are prepared to keep delivering our mission and positively affecting the lives of hundreds of thousands of Brazilians.

Pedro Graça

Vitru's CEO

2Q21 Results	3

CONFERENCE CALL AND WEBCAST INFORMATION

Vitru will discuss its second quarter 2021 results via conference call.

When: Wednesday, August 25, 2021 at 4:30 p.m. EST (5:30 p.m. BR).

Dial-in: +(833) 614-1391 (U.S. Toll-Free); +1 (914) 987-7112 (International).

Conference ID: 8057703.

Webcast: https://investors.vitru.com.br/

Replay: available at our website.

Carlos Freitas
Chief Financial and Investor Relations Officer

Maria Carolina de Freitas Gonçalves	Investor Relations Contact
Investor Relations Manager	ir@vitru.com.br

2Q21 Results	4

2Q21 HIGHLIGHTS

◾	Announcement of the Definitive Agreement for Business Combination with Unicesumar, a leading education institution focused on the Digital Education segment with highest quality indicators in Brazil, besides a sizeable presence in health-related on-campus courses, particularly Medicine;
◾	Uniasselvi’s digital undergraduate course in Law evaluated by the Ministry of Education with the highest possible grade: 5 out of 5 (potential offer of up to 22,200 seats annually);
◾	New digital undergraduate course in Nursing approved by the Ministry of Education with the annual offering of up to 11,100 seats, also with the maximum grade 5;
◾	Nearly 364 thousand digital education students, with relevant growth in the Southeastern region;
◾	Net revenue in the core DE (Digital Education) Undergraduate business increasing 35.3% in 2Q21 vs 2Q20, with Consolidated Net Revenue up 30.1%;
◾	Consolidated Adjusted EBITDA increased 28.6% in 1H21 vs 1H20, with Adjusted EBITDA Margin increasing 1.1 percentage point (p.p.) to 30.4% in 1H21;
◾	Adjusted Net Income down 43.0% in 1H21 vs 1H20 due to the one-time recognition of deferred tax assets in 2Q20 and increase of financial expenses in 2Q21;
◾	Adjusted Cash Flow from Operations increased 32.7% to R$76.3 million in 1H21, with growth in Adjusted Cash Flow Conversion from Operations to 84.3% (from 79.7% in 1H20).

Table 1: Key financial highlights

R$ million (except otherwise stated)	2Q20	2Q21	% Chg	1H20	1H21	% Chg
Net Revenue	128.0	166.5	30.1%	256.6	317.2	23.6%
DE Undergraduate Net Revenue	103.1	139.5	35.3%	203.7	259.9	27.6%
Adjusted EBITDA[1]	46.3	56.3	21.7%	75.1	96.5	28.6%
Adjusted EBITDA Margin	36.1%	33.8%	-2.3 p.p.	29.3%	30.4%	1.1 p.p.
Adjusted Net Income[2]	43.8	23.6	(46.2)%	69.4	39.6	(43.0)%
Cash flow from operations	39.6	42.0	6.1%	67.2	87.9	30.8%
Adjusted cash flow conversion from operations[3]	70.1%	68.9%	-1.2 p.p.	79.7%	84.3%	4.6 p.p.

(1)	For a reconciliation of Adjusted EBITDA, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted EBITDA” at the end of this document.
(2)	For a reconciliation of Adjusted Net Income, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Net Income” at the end of this document.
(3)	For a reconciliation of Adjusted Cash Flow Conversion from Operations, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Cash Flow Conversion from Operations” at the end of this document.

2Q21 Results	5

Businesses Seasonality

Vitru’s digital education undergraduate courses are structured around separate monthly modules. This enables students to enroll in digital education courses at any time during a semester. Despite this flexibility, Vitru generally experiences a higher number of enrollments in the first semester of each year than in the second semester of each year, due to the high school calendar in Brazil, where classes conclude in December. New enrollments in Digital Education Undergraduate courses are concentrated in the first and third quarters (beginning of academic semesters in Brazil).

The seasonality in enrollments has a direct effect on revenues. In addition, Vitru generally records higher revenue in the second and fourth quarters of each year reflecting the effect of the dynamics of the intake cycle.

Additionally, a significant portion of expenses are also seasonal. For example, due to the nature of the intake cycle, a relevant amount of selling and marketing expenses are incurred in connection with the first semester intake, particularly in the first quarter of each year.

Below is the breakdown of the consolidated Adjusted EBITDA and the intake of the Digital Education Undergraduate segment over the past four quarters of the financial year ended on December 31, 2020, and the first and second quarters of 2021:

2Q21 Results	6

OPERATING RESULTS

Students base and hubs

The number of enrolled students is a relevant operational metric for Vitru. As of June 30, 2021, Vitru had 370.8 thousand students enrolled in the courses provided, an increase of 28.8% over the same period of the prior year.

Another relevant metric is the percentage of digital education students to total enrolled students, which we believe best demonstrates the focus on digital education (comprising both undergraduate courses and continuing education courses) and its relevance to the services offered. As of June 30, 2021, students enrolled in digital education represented 98.1% of the total number of enrolled students, up 1.2 p.p. from the same period of the prior year.

It is important to highlight that the number of hubs is one of the drivers that enable the Company to increase its enrolled students base. A relevant portion of Vitru’s growth is driven by the expansion and subsequent maturation of the hubs.

Vitru has substantially expanded its operations and geographic presence throughout Brazil with the opening of new hubs in the last few years. In fact, 89.6% of the current 795 hubs are still ramping up, representing a substantial growth avenue: the current maturation ratio of such hubs is only 34.0%. The Company estimates that a typical hub reaches its full capacity in terms of the number of students (and hence is deemed to be mature) after seven or eight years of operations.

Table 2: Student base and hubs

'000 and %	2Q20	1Q21	2Q21	Δ2Q21 x 2Q20	Δ2Q21 x 1Q21
Total enrolled students	287.8	328.8	370.8	28.8%	12.8%
% Digital education to total enrolled students	96.9%	97.5%	98.1%	1.2 p.p.	0.6 p.p.
Number of digital education students	278.8	320.6	363.6	30.4%	13.4%
Undergraduate students	236.8	272.8	308.2	30.2%	13.0%
Graduate students	42.0	47.8	55.4	31.9%	15.9%

Number of hubs	608	743	795	30.8%	7.0%
% of Expansion hubs (i.e., excluding Base hubs)	86.2%	88.8%	89.6%	3.4 p.p.	0.8 p.p.
Theoretical maturation index[1]	30.4%	32.1%	34.0%	3.6 p.p.	1.9 p.p.

(1)	The Company calculates the theoretical maturation index as the actual number of students per hub of the Expansion hubs divided by theoretical number of students it expects to achieve as of the maturity of the same hubs. The index comprises all Expansion hubs as of the end of each period, and hence it can actually decrease in a given quarter as new Expansion hubs are opened.

Tuition and Ticket

Table 3: Tuitions and ticket

R$ million (except otherwise stated)	2Q20	2Q21	% Chg	1H20	1H21	% Chg
Digital Education Undergraduate Tuitions[1]	167.2	219.6	31.4%	329.4	401.5	21.9%
Average Ticket DE undergraduate (R$/month)[2]	-	-	-	284.3	273.6	(3.8)%

(1)	The tuitions are net of cancellations.
(2)	In the second quarter, the Company calculates the “Average Ticket DE undergraduate (R$/month)” as the sum of the Digital Education Undergraduate Tuitions net of cancellations of the semester divided by the average number of students between the beginning and the end of the semester.

2Q21 Results	7

The compelling strength and sustainability of Vitru’s growth, and the maturation of its hubs can be demonstrated by the total amount charged as courses tuition from digital education undergraduate students (which is the sum of gross revenue and the hub partners’ portion of the tuition less other academic revenue and cancellations).

DE Undergraduate tuitions for 2Q21 amounted to R$219.6 million, 31.4% higher than the R$167.2 million recorded in 2Q20. For 1H21, DE Undergraduate tuitions totaled R$401.5 million, 21.9% higher than the R$329.4 million in the same period for the previous year. Such growth rates reflect mostly the organic increase in the number of students enrolled in digital education undergraduate courses.

The average monthly ticket of Digital Education Undergraduate courses decreased 3.8%, from R$284.3 in 1H20 to R$273.6 in 1H21. This reduction of the average ticket in DE Undergraduate is due to a more back-ended intaking profile of students during the 2021.1 intake cycle compared to the profile observed in 2020.1, mainly as a result of the delay of the ENEM national exam (an important driver of enrollments in the Brazilian higher education sector), which resulted in lower tuitions per student.

2Q21 Results	8

FINANCIAL RESULTS

Net Revenue

Consolidated Net Revenue in 2Q21 was R$166.5 million, up 30.1% from 2Q20. For 1H21, Consolidated Net Revenue was R$317.2 million, an increase of 23.6% over the prior year. This organic growth was driven by the increase in the number of enrolled students in the Digital Education undergraduate segment.

Net Revenue Breakdown (%)

Net Revenue from digital education undergraduate courses in 2Q21 was R$139.5 million, up 35.3% from R$103.1 million in 2Q20, solely on an organic basis. For 1H21, Net Revenue from digital education undergraduate courses was R$259.9 million, up 27.6% from R$203.7 million in the previous year. This achievement was primarily driven by the 30.2% increase in the student base, as a result of the aforementioned expansion and maturation in operational hubs.

Net Revenue from continuing education courses for 2Q21 was R$14.2 million, up 21.4% from R$11.7 million in 2Q20. Net Revenue for 1H21 was R$31.2 million, up 46.5% from R$21.3 million in 1H20. The intake process of graduate courses was positively affected by the new digital marketing approach implemented in late 2020, with strong results in 1Q21.

2Q21 Results	9

Net Revenue from on-campus undergraduate courses in 2Q21 amounted to R$12.8 million, a decrease of 3.0% from R$13.2 million in 2Q20. Net Revenue for 1H21 was R$26.1 million, down 17.4% from R$31.6 million in 1H20. The decrease was primarily attributable to the ongoing shift to digital education as a whole, as a result of the increased number and attractiveness of digital education undergraduate courses. The decline in the contribution of the on-campus segment in our numbers is in line with the Company’s expectation and strategic vision for the overall Higher Education business in Brazil.

Table 4: Net Revenue Breakdown

R$ million	2Q20	2Q21	% Chg	1H20	1H21	% Chg
Digital education undergraduate	103.1	139.5	35.3%	203.7	259.9	27.6%
Continuing education	11.7	14.2	21.4%	21.3	31.2	46.5%
On-campus undergraduate	13.2	12.8	(3.0)%	31.6	26.1	(17.4)%
Net Revenue	128.0	166.5	30.1%	256.6	317.2	23.6%

Cost of Services

Cost of services in 2Q21 amounted to R$59.6 million, 22.1% higher than the R$48.8 million reported in 2Q20. Cost of services for 1H21 was R$112.6 million, 6.2% higher than the R$106.0 million in 1H20. Cost of services includes certain restructuring costs as well as depreciation and amortization expenses, which were R$9.5 million in 2Q21 and R$8.3 million in 2Q20, and R$23.2 million in 1H21 and R$18.5 million in 1H20.

Cost of services as reported in the Adjusted EBITDA calculation was R$50.1 million in 2Q21 and R$40.5 million in 2Q20, representing a year-over-year increase of 23.7%, and a decrease of 1.5 p.p. as a percentage of Net Revenue in each period. This decrease in the percentage of net revenue was primarily attributable to: (i) optimizations in personnel costs, including as a result of the full implementation in 1Q21 of the Flex Course academic model that was launched (as a pilot project) in the second semester of 2020; and (ii) overall gains of scale as we grow further the business and dilute fixed costs. Besides, for the sake of clarification, it is important to highlight we registered a R$3.0 million provision in 1Q20 for academic material (books) that were supposed to be sent to students and such process was stopped by the first weeks of the COVID-19 pandemic in Brazil. Then, once the books were not sent, such provision was reverted later on 2Q20.

Table 5: Cost of Services

R$ million	2Q20	2Q21	% Chg	1H20	1H21	% Chg
Cost of Services	48.8	59.6	22.1%	106.0	112.6	6.2%
(-) Depreciation and amortization	(8.0)	(9.3)	16.3%	(15.6)	(20.2)	29.5%
(-) Restructuring expenses	(0.3)	(0.2)	(33.3)%	(2.9)	(3.0)	3.4%
Cost of Services for Adj. EBITDA calculation	40.5	50.1	23.7%	87.5	89.4	2.2%
as % of Net Revenue	31.6%	30.1%	-1.5 p.p.	34.1%	28.2%	-5.9 p.p.

2Q21 Results	10

Gross Profit and Gross Margin

Gross Profit in 2Q21 was R$106.9 million, 35.0% higher than the R$79.2 million in the 2Q20, while Gross Margin increased 2.3 p.p. to 64.2% from 61.9% 2Q20. In 1H21, Gross Margin was 64.5%, 5.8 p.p. higher than the 58.7% reported in 1H20. This increase was primarily attributable to the aforementioned optimization in personnel costs, as well as overall gains generated from scale.

Operating Expenses

Selling General and Administrative Expenses (SG&A)

Selling expenses in 2Q21 were R$24.8 million, an increase of 42.5%, compared to R$17.4 million in 2Q20. Selling expenses for 1H21 were R$63.3 million, 26.6% higher than the R$50.0 million in 1H20.

Selling expenses as reported in the Adjusted EBITDA calculation (i.e., excluding the depreciation and amortization expenses) were R$63.3 million in 1H21 and R$46.7 million in 1H20 representing a year-on-year increase of 35.5%.

Table 6: Selling expenses

R$ million	2Q20	2Q21	% Chg	1H20	1H21	% Chg
Selling expenses	17.4	24.8	42.5%	50.0	63.3	26.6%
(-) Depreciation and amortization expenses	-	-	n.a.	(3.3)	-	n.a.
Selling expenses for Adj. EBITDA calculation	17.4	24.8	42.5%	46.7	63.3	35.5%
as % of Net Revenue	13.6%	14.9%	1.3 p.p.	18.2%	20.0%	1.8 p.p.

This increase is attributable to the strong growth in Digital Education in 2020 (as most of the Selling Expenses is aimed at attracting new students for the DE Undergraduate segment) as well as higher expenses with online advertising as a response to the challenges related to the COVID-19 pandemic in the enrollment process of 2021.1 cycle, when the hubs (an important channel in the Company’s sales process) were mostly closed.

2Q21 Results	11

General and Administrative (G&A) expenses in 2Q21 were R$20.2 million, an increase of 114.9%, compared to 2Q20. In 1H21 G&A expenses were R$42.0 million, an increase of 72.1%, compared to 1H20. Second quarter and the first half of 2021 were negatively impacted mostly by expenses related to our share-based compensation plan and one-time restructuring and M&A expenses.

G&A expenses as reported in the Adjusted EBITDA calculation were R$10.9 million in 2Q21 and R$8.9 million in 2Q20, representing an increase of 22.5%. In 1H21 it was R$23.9 million and R$19.6 million in 1H20, an increase of 21.9%, which is attributable to slight growth in personnel expenses given our new reality as a listed company. Regarding Adjusted G&A expenses as a percentage of Net Revenue it was 6.5% in 2Q21, a decrease of 0.5 p.p. compared to 7.0% in 2Q20, and 7.5% in 1H21, a decrease of 0.1 p.p. compared to 7.6% in 1H20.

Table 7: G&A expenses

R$ million	2Q20	2Q21	% Chg	1H20	1H21	% Chg
General and Administrative (G&A) expenses	9.4	20.2	114.9%	24.4	42.0	72.1%
(-) Depreciation and amortization expenses	(2.5)	(2.4)	(4.0)%	(5.4)	(5.4)	0.0%
(-) Share-based compensation plan	2.0	(4.7)	n.a.	0.6	(9.7)	n.a.
(-) Restructuring, M&A and pre-offering expenses	-	(2.2)	n.a.	-	(3.0)	n.a.
G&A expenses for Adj. EBITDA calculation	8.9	10.9	22.5%	19.6	23.9	21.9%
as % of Net Revenue	7.0%	6.5%	-0.5 p.p.	7.6%	7.5%	-0.1 p.p.

Net impairment losses on financial assets (PDA)

Net impairment losses on financial assets represent the provisions for doubtful accounts. In 2020, the Company implemented a stricter policy for the calculation of the PDA, which has been in place since then.

In 2Q21, the PDA effect was R$27.9 million, which represents 16.8% of the net revenue in the period. In 2Q20, the PDA was R$18.3 million, equivalent to 14.3% of the net revenue. The year-over-year increase in the annual rate is mainly explained by changes in the mix of students (given the strong intake of newcomers in the 2H20) as well as the current economic and sanitary crisis.

2Q21 Results	12

Adjusted EBITDA

Adjusted EBITDA in 2Q21 totaled R$56.3 million, up 21.7% from R$46.3 million in 2Q20. Adjusted EBITDA Margin was 33.8%, a 2.3 p.p. decrease compared to 36.1% for 2Q20. This decrease in the Adjusted EBITDA Margin in the quarter was mainly due to an increase in online advertising in 2Q21 compared to 2Q20 (given the more back-ended intake profile in the first semester of 2021) and the R$3.0 million reversion in the provision for academic material (books) in 2Q20, as stated earlier.

Notes: (i) all figures in this graph include the adjustments applied in our definition of Adjusted EBITDA; (ii) PDA is defined as “Net impairment losses on financial and contract assets” in our Financials.

Adjusted EBITDA in 1H21 totaled R$96.5 million, up 28.6% from R$75.1 million in 1H21. Adjusted EBITDA Margin was 30.4%, a 1.1 p.p. increase compared to 29.3% for 1H20. This increase in the Adjusted EBITDA Margin in 1H21 was primarily attributable to the improvement of the Gross Margin.

Notes: (i) all figures in this graph include the adjustments applied in our definition of Adjusted EBITDA; (ii) PDA is defined as “Net impairment losses on financial and contract assets” in our Financials.

2Q21 Results	13

Adjusted Net Income

Adjusted Net Income in 2Q21 was R$23.6 million, down 46.2% from the same period of the prior year. This year-on-year decrease is due to the recognition of deferred taxes assets and the increase in financial expenses in 2Q21 (R$9.5 million increase compared to the same period of the previous year). The main reason for the increase in expenses in this line is related to the index used to update most of our debt (IPCA): in 2Q20 the index was negative, due to the effects of the pandemic, whilst in this quarter the IPCA had a total increase of 1.67%.

Adjusted Net Income in 1H21 was R$39.6 million, down 43.0% from the same period of the prior year. This year-on-year decrease is due to the recognition of deferred taxes assets, in 1Q20, for an amount of R$17.9 million.

2Q21 Results	14

Cash Flow and Cash Conversion from Operations

Adjusted Cash Flow from Operations amounted to R$37.1 million, an increase of 15.3% compared to the number presented in 2Q20. Regarding the half-year figures, there was an increase of 32.7% in Adjusted Cash Flow from Operations: from R$57.5 million in 1H20 to R$76.3 million in 1H21. These increases were primarily attributable to a continued discipline in receivables management.

Table 8: Cash Flow & Cash Conversion

R$ million	2Q20	2Q21	% Chg	1H20	1H21	% Chg
Cash Flow from Operations	39.6	42.0	6.1%	67.2	87.9	30.8%
(+) Income Tax Paid	(7.4)	(4.9)	(34.1)%	(9.7)	(11.6)	19.3%
Adjusted Cash Flow from Operations	32.2	37.1	15.3%	57.5	76.3	32.7%
Adjusted EBITDA	46.3	56.3	21.7%	75.1	96.5	28.6%
(-) Non-recurring Expenses	(0.3)	(2.4)	700.0%	(2.9)	(6.0)	106.9%
Adjusted EBITDA excluding Non-recurring Expenses	46.0	53.9	17.3%	72.2	90.5	25.4%
Adjusted Cash Flow Conversion from Operations[1]	70.1%	68.9%	-1.2 p.p.	79.7%	84.3%	4.6 p.p.

(1)	The Company calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which we calculate as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking non-recurring expenses into consideration). Adjusted Cash Flow Conversion from Operations is a non-GAAP measure. The calculation of Adjusted Cash Flow Conversion from Operations may be different from the calculation used by other companies, including competitors in the industry, and therefore, the Company’s measures may not be comparable to those of other companies. For further information see “Non-GAAP Financial Measures”.

CAPEX

Capital Expenditures in 1H21 totaled R$24.7 million, 31.5% lower than the amount of R$36.1 million in 1H20. This decrease was mainly due to lower investments in property and equipment, given the lower amount of owned hubs opened in 1H21 vs 1H20.

Table 9: CAPEX

R$ million	2Q20	2Q21	% Chg	1H20	1H21	% Chg
Investing activities	14.7	15.3	4.3%	36.1	24.7	(31.5)%
Property and equipment	9.0	6.8	(24.6)%	19.5	9.1	(53.4)%
Intangible assets	5.7	8.5	50.1%	16.6	15.6	(5.8)%
Investing activities as % of Net Revenue	11.5%	9.2%	-2.3 p.p.	14.1%	7.8%	-6.3 p.p.

2Q21 Results	15

ABOUT VITRU (NASDAQ: VTRU)

VITRU is the leading pure digital education postsecondary group in Brazil based on the number of enrolled undergraduate students as of December 31, 2019 according to the Brazilian Ministry of Education (Ministério da Educação), or the MEC in October 2020, the latest data available.

Vitru is listed on the Nasdaq stock exchange in the United States (ticker symbol: VTRU) since September 18, 2020, and its mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Through its subsidiaries, Vitru provides a complete pedagogical ecosystem focused on a hybrid distance learning experience for undergraduate and continuing education students. All the academic content is delivered in multiple formats (videos, eBooks, podcasts and html text, among others) through its proprietary Virtual Learning Environment, or VLE. The pedagogical model also incorporates in-person weekly meetings hosted by dedicated tutors who are mostly local working professionals in the subject area they teach. The Company believes that this unique tutor-centric learning experience sets it apart, creating a stronger sense of community and belonging and contributing to higher engagement and retention rates of its student base.

The Company’s results are based on three operating segments:

◾	Digital education undergraduate courses. What differentiates Vitru’s digital education model is its hybrid methodology, which consists of weekly in-person meetings with on-site tutors, alongside the benefit of the virtual learning environment, where students are able to study where and when they prefer. The Company’s portfolio of courses is composed mainly of pedagogy, business administration, accounting, physical education, vocational, engineering and health-related courses. This is Vitru’s largest business unit, accounting for approximately 82% of net revenue of 1H21.
◾	Continuing education courses. Vitru offers continuing education and graduate courses predominantly in pedagogy, finance and business, but also in other subjects such as law, engineering, IT and health-related courses. Courses are offered in three different versions, consisting of (i) hybrid model, (ii) 100% online, and (iii) on-campus.
◾	On-campus undergraduate courses. Vitru has 14 campuses that offer traditional on-campus undergraduate courses, including engineering, law and health-related courses.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements, other than statements of historical fact, could be deemed forward-looking, including risks and uncertainties related to statements about the proposed business combination, including the benefits of the business combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the business combination; the effect of the COVID-19 outbreak on general economic and business conditions in Brazil and globally, and any restrictive measures imposed by governmental authorities in response to the outbreak; our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the effects of, the COVID-19 outbreak on our business, operations, cash flow, prospects, liquidity and financial condition; our ability to efficiently predict, and react to, temporary or long-lasting changes in consumer behavior resulting from the COVID-19 outbreak, including after the outbreak has been sufficiently controlled; our competition; our ability to implement our business strategy; our ability to adapt to technological changes in the educational sector; the availability of government authorizations on terms and conditions and within periods acceptable to us; our ability to continue attracting and retaining new students; our ability to maintain the academic quality of our programs; our ability to maintain the relationships with

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our hub partners; our ability to collect tuition fees; the availability of qualified personnel and the ability to retain such personnel; changes in government regulations applicable to the education industry in Brazil; government interventions in education industry programs, which affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; a decline in the number of students enrolled in our programs or the amount of tuition we can charge; our ability to compete and conduct our business in the future; the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; general market, political, economic, and business conditions; and our financial targets. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential effects of the COVID-19 pandemic on our business operations, financial results and financial position and on the Brazilian economy.

The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of, such words and expressions. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled, “Item 3. Key Information—D. Risk Factors” in the most recent Annual Report on Form 20-F of the Company. These documents are available on the SEC Filings section of the investor relations section of our website at investors.vitru.com.br.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, VITRU uses Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations information for the convenience of the investment community, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

VITRU calculates Adjusted EBITDA as the net income (loss) for the period plus:

◾	deferred and current income tax, which is calculated based on income, adjusted based on certain additions and exclusions provided for in applicable legislation. The income taxes in Brazil consist of corporate income tax (Imposto de Renda Pessoa Jurídica), or IRPJ, CSLL, which are social contribution taxes;
◾	financial results, which consists of interest expenses less interest income;
◾	depreciation and amortization;

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◾	interest on tuition fees paid in arrears, which refers to interest received from students on late payments of monthly tuition fees and which is added back;
◾	impairment of non-current assets, which consists of impairment charges associated with on-campus undergraduate courses segment, given the deterioration in the prospects of this business;
◾	share-based compensation plan, which consists of non-cash expenses related to the grant of share-based compensation, as well as fair value adjustments for share-based compensation expenses classified as a liability in the consolidated financial statements;
◾	other income (expenses), net, which consists of other expenses such as contractual indemnities and deductible donations among others;
◾	M&A, pre-offering expenses and restructuring expenses, which consists of adjustments that Company believes are appropriate to provide additional information to investors about certain material non-recurring items. Such M&A, pre-offering expenses and restructuring expenses comprise: mergers and acquisitions, or M&A, and pre-offering expenses, which are expenses related to mergers, acquisitions and divestments (including due diligence, transaction and integration costs), as well as the expenses related to the preparation of offerings; and restructuring expenses, which refers to expenses related to employee severance costs in connection with organizational and academic restructurings.

VITRU calculates Adjusted Net Income as net income (loss)for the period plus:

◾	share-based compensation plan, as defined above;
◾	M&A, pre-offering expenses and restructuring expenses, as defined above;
◾	impairment of non-current assets, as defined above;
◾	amortization of intangible assets recognized as a result of business combinations, which refers to the amortization of the following intangible assets from business combinations: software, trademark, distance learning operation licenses, non-compete agreements, customer relationship and teaching-learning material. For more information, see notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.S. Securities and Exchange Commission;
◾	interest accrued at the original effective interest rate (excluding restatement as a result of inflation) on the accounts payable from the acquisition of subsidiaries, related to the acquisition of our operating units from Kroton in 2016 and 2017. See notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.S. Securities and Exchange Commission; and
◾	corresponding tax effects on adjustments, which represents the tax effect of pre-tax items excluded from adjusted net income (loss). The tax effect of pre-tax items excluded from adjusted net income (loss) is computed using the statutory rate related to the jurisdiction that was affected by the adjustment after taking into account the effect of permanent differences and valuation allowances.

VITRU calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which is calculated as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking M&A, pre-offering expenses and restructuring expenses into consideration).

Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations are the key performance indicators used by Vitru to measure the financial performance of its core operations and Vitru believes that these measures facilitate period-to-period comparisons on a consistent basis. As a result, its management believes that these non-GAAP financial measures provide useful information to investment community. These summarized, non-audited or non-GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. Additionally, the calculations of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Vitru’s measures may not be comparable to those of other companies. For a reconciliation of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations to the most directly comparable IFRS measure, see the tables in the end of this document.

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FINANCIAL TABLES

Unaudited Interim condensed consolidated statements of profit or loss and other comprehensive income for the three- and six-months period ended June 30, 2021 and 2020 (in millions of Brazilian Reais, except earnings per share)

	Three Months Ended June 30,		Six Months Ended June 30,
R$ million	2020	2021	2020	2021

NET REVENUE	128.0	166.5	256.6	317.2

Cost of services rendered	(48.8)	(59.6)	(106.0)	(112.6)

GROSS PROFIT	79.2	106.9	150.6	204.6

General and administrative expenses	(9.4)	(20.2)	(24.4)	(42.0)
Selling expenses	(17.4)	(24.8)	(50.0)	(63.3)
Net impairment losses on financial assets	(18.3)	(27.9)	(34.9)	(52.9)
Other income (expenses), net	0.8	0.1	1.7	0.4
Operating expenses	(44.3)	(72.8)	(107.6)	(157.8)

OPERATING PROFIT (LOSS)	34.9	34.1	43.0	46.8

Financial income	5.1	8.6	9.5	17.8
Financial expenses	(8.0)	(17.8)	(20.8)	(31.3)
Financial results	(2.9)	(9.2)	(11.3)	(13.5)

PROFIT (LOSS) BEFORE TAXES	32.0	24.9	31.7	33.3

Current income taxes	(9.9)	(7.0)	(19.6)	(17.8)
Deferred income taxes	16.5	(2.2)	40.3	21.9
Income taxes	6.6	(9.2)	20.7	4.1

NET INCOME (LOSS) FOR THE PERIOD	38.6	15.7	52.4	37.4

Other comprehensive income	-	-	-	-

TOTAL COMPREHENSIVE INCOME (LOSS)	38.6	15.7	52.4	37.4

Basic earnings per share (R$)	2.29	0.68	3.11	1.62
Diluted earnings per share (R$)	2.19	0.63	2.98	1.51

2Q21 Results	19

Unaudited Interim condensed consolidated statements of financial position as of December 31, 2020 and June 30, 2021 (in millions of Brazilian Reais)

	December 31,	June 30,
R$ million	2020	2021
ASSETS

CURRENT ASSETS

Cash and cash equivalents	85.9	143.2
Short-term investments	515.2	486.1
Trade receivables	115.1	137.0
Income taxes recoverable	2.2	-
Prepaid expenses	10.2	9.8
Other current assets	3.1	1.5

TOTAL CURRENT ASSETS	731.7	777.6

NON-CURRENT ASSETS

Trade receivables	6.9	6.2
Indemnification assets	9.2	7.8
Deferred tax assets	50.8	72.6
Other non-current assets	3.6	1.6

Right-of-use assets	127.9	135.0
Property and equipment	96.7	99.3
Intangible assets	661.0	664.8

TOTAL NON-CURRENT ASSETS	956.1	987.3

TOTAL ASSETS	1,687.8	1,764.9

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	December 31,	June 30,
R$ million	2020	2021
LIABILITIES

CURRENT LIABILITIES

Trade payables	32.2	35.1
Loans and financing	151.8	152.2
Lease liabilities	23.4	25.8
Labor and social obligations	26.7	38.4
Income taxes payable	-	5.1
Taxes payable	2.4	2.9
Prepayments from customers	9.7	6.8
Accounts payable from acquisition of subsidiaries	135.0	142.7
Other current liabilities	1.4	2.1

TOTAL CURRENT LIABILITIES	382.6	411.0

NON-CURRENT

Lease liabilities	126.0	132.6
Share-based compensation	46.2	52.4
Accounts payable from acquisition of subsidiaries	139.9	136.5
Provisions for contingencies	14.4	13.4
Other non-current liabilities	0.7	0.6

TOTAL NON-CURRENT LIABILITIES	327.2	335.6

TOTAL LIABILITIES	709.8	746.6

EQUITY	-	-

Share capital	0.0	0.0
Capital reserves	1,022.1	1,025.1
Accumulated losses	(44.1)	(6.9)

TOTAL EQUITY	978.0	1,018.3

TOTAL LIABILITIES AND EQUITY	1,687.8	1,764.9

2Q21 Results	21

Unaudited Interim condensed consolidated statements of cash flows for the six-months period ended June 30, 2021 and 2020 (in millions of Brazilian Reais)

	Six Months Ended June 30,
R$ million	2020	2021
Cash flows from operating activities
Profit (loss) before taxes	31.7	33.3
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	24.3	25.5
Net impairment losses on financial assets	34.9	52.9
Provision for revenue cancellation	3.6	0.4
Provision for contingencies	1.7	0.6
Accrued interests	8.7	11.5
Share-based compensation	(0.6)	9.7
Modification of lease contracts	(1.5)	(0.2)
Changes in operating assets and liabilities
Trade receivables	(54.4)	(64.6)
Prepayments	(4.5)	0.4
Other assets	0.7	5.7
Trade payables	(1.9)	2.8
Labor and social obligations	21.1	11.6
Other taxes payable	1.3	0.5
Prepayments from customers	1.8	(2.9)
Other payables	0.3	0.6
Cash from operations	67.2	87.9

Income tax paid	(9.7)	(11.6)
Interest paid	(7.6)	(12.7)
Contingencies paid	(0.4)	(2.3)
Net cash provided by operating activities	49.6	61.3

Cash flows from investing activities
Purchase of property and equipment	(19.5)	(9.1)
Purchase and capitalization of intangible assets	(16.5)	(15.6)
Payments for the acquisition of interests in subsidiaries	-	(10.6)
Acquisition of short-term investments, net	(5.8)	36.4
Net cash used in investing activities	(41.9)	1.2

Cash flows from financing activities
Payments of lease liabilities	(3.0)	(5.1)
Proceeds from loans and financing	150.0	-
Net cash provided by (used in) financing activities	147.0	(5.1)

Net increase in cash and cash equivalents	154.7	57.3
Cash and cash equivalents at the beginning of the period	2.5	85.9
Cash and cash equivalents at the end of the period	157.2	143.2

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Reconciliations of Non-GAAP Financial Measures

Reconciliation of Adjusted EBITDA

	Three Months Ended June 30,		Six Months Ended June 30,
R$ million	2020	2021	2020	2021
Profit (loss) for the year	38.6	15.7	52.4	37.4
(+) Deferred and current income tax	(6.6)	9.2	(20.7)	(4.1)
(+) Financial result	2.9	9.2	11.3	13.5
(+) Depreciation and amortization	10.5	11.7	24.3	25.6
(+) Interest on tuition fees paid in arrears	3.4	3.5	7.2	8.8
(+) Impairment of non-current assets	-	-	-	-
(+) Share-based compensation plan	(2.0)	4.7	(0.6)	9.7
(+) Other income (expenses), net	(0.8)	(0.1)	(1.7)	(0.4)
(+) M&A, pre-offering expenses and restructuring expenses	0.3	2.4	2.9	6.0
Adjusted EBITDA	46.3	56.3	75.1	96.5

Reconciliation of Adjusted Net Income

	Three Months Ended June 30,		Six Months Ended June 30,
R$ million	2020	2021	2020	2021
Profit (loss) for the year	38.6	15.7	52.4	37.4
(+) Non-recurring expenses	0.3	2.4	2.9	6.0
(+) Impairment of non-current assets	-	-	-	-
(+) Share-based compensation plan	(2.0)	4.7	(0.6)	9.7
(+) Amortization of intangible assets from business combinations	2.8	0.2	8.9	3.0
(+) Interest accrued on accounts payable from the acquisition of subsidiaries	4.5	3.1	8.9	6.1
(-) Corresponding tax effects on adjustments	(0.3)	(2.5)	(3.0)	(22.6)
Adjusted Net Income	43.8	23.6	69.4	39.6

Reconciliation of Adjusted Cash Flow Conversion from Operations

	Three Months Ended June 30,		Six Months Ended June 30,
R$ million	2020	2021	2020	2021
Cash from Operations	39.6	42.0	67.2	87.9
(+) Income tax paid	(7.4)	(4.9)	(9.7)	(11.6)
Adjusted Cash from Operations	32.2	37.1	57.5	76.3

Adjusted EBITDA	46.3	56.3	75.1	96.5
(-) M&A, pre-offering expenses and restructuring expenses	(0.3)	(2.4)	(2.9)	(6.0)
Adjusted EBITDA excluding M&A, pre-offering expenses and restructuring expenses	46.0	53.9	72.2	90.5

Adjusted Cash Flow Conversion from Operations	70.1%	68.9%	79.7%	84.3%

2Q21 Results	23